August 21, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Marianne Dobelbower, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust I
	File No.:	811-04323
	Filing Type:	Form N-1A

Dear Ms. Dobelbower:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on August 5, 2015, regarding the post-effective amendment to the Natixis Funds Trust I (the “Registrant”) registration statement on Form N-1A for the Natixis Diversified Income Fund (the “Fund”), which was filed with the Commission on June 19, 2015 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on August 31, 2015.

Prospectus

1.

Comment. In Footnote 2 to the “Annual Fund Operating Expenses” table, please confirm that the Adviser will be permitted to recover management fees waived and/or expenses reimbursed only to the extent the expenses in later periods fall below the stated expense cap.

Response. In response to this comment the Registrant has revised the footnote referenced above as follows:

The Fund’s investment adviser has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses to 0.95%, 1.70%, 0.65% and 0.70% of the Fund’s average daily net assets for Class A, C, N and Y shares, respectively, exclusive of brokerage expenses, interest expense, taxes, acquired fund fees and expenses, organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through April 30, 2017 and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Fund’s investment adviser will be permitted to recover, on a class by class basis, management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below ~~[ ]%, [ ]%, [ ]% and [ ]% of the Fund’s average daily net assets for~~ the applicable expense limitations for Class A, C, N and Y shares~~, respectively~~. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.

2.

Comment. The second sentence of the first paragraph of the “Principal Investment Strategies” section states that the Fund may invest in “other equity-like interests in an issuer.” Please clarify how the Fund defines “other equity-like interests.”

Response. In response to this comment the Registrant has revised the disclosure referenced above as follows:

The Fund may invest in equity securities (including common stocks, preferred stocks, depositary receipts, warrants, securities convertible into common or preferred stocks and real estate investment trusts (“REITS”)) ~~and other equity-like interests in an issuer~~. The Fund may also invest up to 25% of its assets in publicly traded master limited partnerships.

3.

Comment. The last sentence of the first paragraph of the “Principal Investment Strategies” section states that the Fund may invest in foreign securities including those in emerging markets. Please explain how the Fund determines whether a security is considered to be in an emerging market country.

Response. The Fund’s principal investment strategies do not contemplate specific minimum or maximum allocations to emerging market securities. Registrant respectfully submits that the existing disclosure adequately describes the Fund’s investments in emerging markets and no additional disclosure is necessary.

4.

Comment. The second paragraph of the “Principal Investment Strategies” section states that Fund will change its asset allocations based on several criteria, including “relative value opportunities.” Please define the term “relative value opportunities.”

Response. In response to this comment the Registrant has revised the disclosure referenced above as follows:

Changes to the Fund’s asset allocations are based on several criteria, including global market cycles, global economic regimes and ~~relative value opportunities~~ the relative attractiveness of particular asset categories.

5.

Comment. The second paragraph of the “Principal Investment Strategies” section states that the Fund will typically invest “between 20% and 80% of its assets in fixed-income securities and between 30% and 70% in equity securities.” Please explain the factors that could cause the Fund to move between the minimum and maximum allocations over a relatively short period of time.

Response. In response to this comment the Registrant has revised the disclosure referenced above as follows:

The Fund may shift its assets among various types of income-producing securities based upon the Subadviser’s evaluation of changing market conditions, yield expectations and security-specific opportunities. Changes to the Fund’s asset allocations are based on several criteria, including global market cycles, global economic regimes and the relative attractiveness of particular asset categories~~value opportunities~~. Under normal market conditions, the Fund will typically invest between 20% and 80% of its assets in fixed-income securities and between 30% and 70% in equity securities. However, the Fund is not required to allocate its investments among asset classes in any fixed proportion and may invest up to 100% of its assets in either equity securities or fixed-income securities. A sudden change in market conditions could cause the Subadviser to substantially change the allocation of the Fund’s assets over a relatively short period of time.

6.

Comment. The second paragraph of the “Principal Investment Strategies” section states that the Fund may invest up to 100% of its assets in either equity securities or fixed-income securities. Please explain the circumstances under which the Fund would invest 100% of assets in either fixed-income securities or equity securities. Please disclose whether this type of allocation would be triggered by specific market conditions or could take place under normal market conditions.

Response. See response to Comment #5 above.

7.

Comment. The third paragraph of the “Principal Investment Strategies” section states that the Subadviser seeks to identify securities that it believes are attractively valued based on its “estimate of intrinsic value, with additional consideration given to dividend yield.” Please explain in plain English what is meant by “attractively valued based on the Subadviser’s estimate of intrinsic value, with additional consideration given to dividend yield.”

Response. In response to this comment the Registrant has revised the disclosure referenced above as follows:

In deciding which equity securities to buy and sell, the Subadviser seeks to identify securities that it believes are, among other things, attractively valued based on the Subadviser’s estimate of ~~intrinsic value~~ what the security is actually worth, with additional consideration given to ~~dividend yield~~ income-producing securities.

8.

Comment. The fifth paragraph of the “Principal Investment Strategies” section states that when constructing the Fund’s portfolio the Subadviser will use “risk management tools”. Please describe in greater detail the risk management tools that will be used in the Fund.

Response. In response to this comment the Registrant has revised the disclosure referenced above as follows:

When constructing the Fund’s portfolio the Subadviser will use risk management tools~~, such as models that evaluate risk correlation to various market factors or asset classes, to seek~~ in an effort to manage risk on an ongoing basis. These tools include the use of models that evaluate risk correlation to various market factors or asset classes, scenario analysis to measure the impact of certain market events and measuring the volatility of certain sectors and securities to understand the level of risk being contributed by these sectors and securities.

9.

Comment. The “Principal Investment Strategies” section states that the Fund may also invest in “mortgage-related and asset-backed securities (including mortgage dollar rolls)”. Please provide a definition of “mortgage dollar rolls” in plain English.

Response. The Fund does not intend to use mortgage dollar roles as part of its principal investment strategy and has revised the disclosure referenced above as follows:

The Fund may also:

•	Invest in mortgage-related and asset-backed securities ~~(including mortgage dollar rolls)~~

10.

Comment. The “Principal Investment Strategies” section states that the Fund may invest in “securities issued pursuant to Rule 144A.” Please provide a brief Plain English definition of “Rule 144A securities”.

Response. In response to this comment the Registrant has revised the disclosure referenced above as follows:

The Fund may also:

•

Invest in securities offered in initial public offerings (“IPOs”) and securities issued pursuant to Rule 144A under the Securities Act of 1933 (“Rule 144A securities”). Rule 144A securities are privately offered securities and can be resold only to certain qualified institutional buyers.

11.

Comment. The “Principal Investment Strategies” section states that the Fund may enter into futures transactions, swap contracts (including credit default swaps), currency hedging transactions, exchange-traded notes, structured notes and other derivatives. Please describe the purposes for which these types of derivative transactions would occur.

Response. In response to this comment the Registrant has revised the disclosure referenced above as follows:

The Fund may also:

•

Engage in options ~~for hedging and investment purposes~~ and ~~enter into~~ futures transactions, swap contracts (including credit default swaps), currency ~~hedging~~ transactions, ~~exchange-traded notes, structured notes~~ and other derivatives for hedging and investment purposes.

Please note that ETNs and structured notes will remain principal investments strategies of the Fund. These securities will be added to the list of fixed income securities that the Fund may invest found in the first paragraph of the “Principal Investment Strategies” section.

12.

Comment. The “Principal Investment Strategies” section states that the Fund may also engage in active and frequent trading of securities and other instruments. Please include “active and frequent trading” as a principal risk of the Fund.

Response. The Registrant respectfully submits that, pursuant to Instruction 7 to Item 9(b)(1) of Form N-1A, it is appropriate to include disclosure regarding the Fund’s ability to engage in active and frequent trading of portfolio securities in the “Principal Investment Strategies” section of the summary prospectus rather than in the “Principal Investment Risks” section.

13.

Comment. The third sentence of the “Credit/Counterparty Risk” paragraph in the “Principal Investment Risks” section states that the Fund may engage in over-the-counter (“OTC”) derivative transactions. Consider adding separate disclosure regarding the risks associated with OTC derivative transactions as a principal risk of the Fund.

Response. The Registrant has carefully considered the Staff’s comment. In addition to the specific mention of OTC derivatives in the “Credit/Counterparty Risk” paragraph, the Registrant notes that the “Derivatives Risk” paragraph in the “Principal Investment Risks” section states that the Fund’s use of derivatives involves certain risks, including credit and counterparty risk relating to the other party to a derivative contract, which are greater for OTC traded derivatives. The Registrant believes that the existing disclosure in the “Principal Investment Risks” section describes in appropriate detail the risks of investing in derivatives generally, including the risks associated with OTC derivative transactions. Accordingly, no changes to the disclosure have been made.

14.

Comment. In the “Derivatives Risk” paragraph in the “Principal Investment Risks” section, the potential use of swaps is mentioned. Please consider if additional disclosure regarding the Fund’s use of swaps and the associated risks should be added.

Response. The Registrant has carefully considered the Staff’s comment. The Registrant notes that the Fund does not currently intend to use swaps more extensively than other types of derivatives. The Registrant believes that the existing disclosure in the “Principal Investment Risks” section describes, in detail that is appropriate for the extent to which swaps may be used by the Fund, the risks associated with the Fund’s use of swaps. Accordingly, no changes to the disclosure have been made.

15.	Comment. In the “Derivatives Risk” paragraph in the “Principal Investment Risks” section, please specify whether or not the Fund will be able to both buy and sell derivatives.

Response. The following sentence will be added to the fourth bullet in the “Principal Investment Strategies” section.

The Fund may take both long and short positions in derivatives.

16.

Comment. The “Derivatives Risk” paragraph in the “Principal Investment Risks” section states that it is possible that the Fund’s liquid assets may be insufficient to support its obligations under its derivatives positions. Please explain the consequences under the Investment Company Act of 1940 if the Fund does not have enough liquid assets to support its obligations.

Response. The Registrant seeks to ensure that the Fund will have sufficient liquid assets to meet its obligations under its derivatives contracts. The Registrant currently intends to cover its obligations under derivatives transactions in a manner that it believes to be consistent with the Staff’s interpretation of Section 18 of the Investment Company Act of 1940, as reflected in Staff no-action letters. The Registrant believes that the indicated disclosure is helpful because it discloses a risk associated with derivatives investing generally. For example, even if the Fund segregates liquid assets against the full notional value of its derivatives obligations, sudden changes in the value or liquidity of the segregated assets or the derivatives could adversely affect the Fund’s ability to meet its obligations.

17.

Comment. The “Liquidity Risk” paragraph in the “Principal Investment Risks” section states that non-exchange traded derivatives are generally subject to greater liquidity risk. Please clarify which derivatives will be traded OTC and disclose this information in the “Principal Investment Strategies” section.

Response. In response to this comment the Registrant has revised the disclosure referenced above as follows:

The Fund may also:

•

Engage in over-the counter options ~~for hedging and investment purposes and enter into futures transactions~~, swap contracts (including credit default swaps)~~,~~ and currency ~~hedging~~ transactions~~, exchange-traded notes, structured notes~~ as well as futures transactions and other derivatives for hedging and investment purposes.

18.

Comment. The “Mortgage-Related and Asset-Backed Securities Risk” paragraph in the “Principal Investment Risks” section states that there is a risk that an unexpected rise in interest rates will extend the life of a mortgage-related or asset-backed security beyond the expected prepayment time. Please consider removing the word “unexpected” from this sentence given the current market environment.

Response. In response to this comment the disclosure has been revised as follows:

Mortgage-Related and Asset-Backed Securities Risk: In addition to the risks associated with investments in fixed-income securities generally (for example, credit, liquidity and valuation risk), mortgage-related and asset-backed securities are subject to the risks of the mortgages and assets underlying the securities as well as prepayment risk, the risk that the securities may be prepaid and result in the reinvestment of the prepaid amounts in securities with lower yields than the prepaid obligations. Conversely, there is a risk that a~~an unexpected~~ rise in interest rates will extend the life of a mortgage-related or asset-backed security beyond the expected prepayment time, typically reducing the security’s value. The Fund also may incur a loss when there is a prepayment of securities that were purchased at a premium. The Fund’s investments in other asset-backed securities are subject to risks similar to those associated with mortgage-related securities, as well as additional risks associated with the nature of the assets and the servicing of those assets.

19.	Comment. Please confirm that the Barclays U.S. Aggregate Bond Index is still an appropriate performance benchmark for the Fund given the proposed changes to the Fund’s investment strategy.

Response. The Registrant confirms the Barclays U.S. Aggregate Bond Index is still an appropriate performance benchmark for the Fund.

20.

Comment. The table following the first paragraph in “How Sales Charges Are Calculated” indicates that the maximum sales charge applicable to Class A shares is 4.50%. Please confirm that 4.50% will be disclosed as the maximum sales charge for Class A shares in the fee table in the “Fund Summary” section.

Response. The Registrant confirms that the maximum sales charge for purchases of Class A shares disclosed in the fee table in the “Fund Summary” section will be 4.50% (as a percentage of offering price).

21.

Comment. The first paragraph of the “Minimum Balance Policy” section states that the Fund may close an account and send the account holder the proceeds if the account falls below $500 for networked accounts. Please describe the term “networked account” in greater detail.

Response. Registrant respectfully submits that the term “networked account” is commonly understood by shareholders who would have such an account to refer to an account that is serviced by a broker-dealer rather than the Fund directly.

In response to this comment the disclosure has been revised as follows:

In order to address the relatively higher costs of servicing smaller fund positions, on an annual basis each Fund may close an account and send the account holder the proceeds if the account falls below $50 for direct accounts and $500 for NSCC networked accounts. The valuation of account balances for this purpose and liquidation itself generally occur during October of each calendar year, although they may occur at another date in the year.

Statement of Additional Information

22.

Comment. The last sentence of the “Transfer Agency Expenses” paragraph on page 21 of the SAI states that “This undertaking is in effect through April 30, 2016 and may be terminated before then only with the consent of the Fund’s Board of Trustees.” This date does not match the “April 30, 2017” date in Footnote 2 of the “Annual Fund Operating Expenses” table of the Summary Prospectus. Please correct the discrepancy.

Response. In response to this comment the disclosure has been revised as follows:

NGAM Advisors has given a binding contractual undertaking to the Multi-Asset Income Fund, Real Estate Fund and Value Opportunity Fund to reimburse any and all transfer agency expenses for Class N shares. This undertaking is in effect through April 30, 2016 (April 30, 2017 for the Multi-Asset Income Fund) and may be terminated before then only with the consent of the Fund’s Board of Trustees.

23.

Comment. “Short Sales”, “Repurchase Agreements” and “Reverse Repurchase Agreements” are listed as Fund Practices in the SAI yet they are not disclosed in the Summary Prospectus. Please confirm whether or not these practices will be principal investment strategies and revise prospectus disclosure if necessary.

Response. The Registrant confirms that short sales, repurchase agreements and reverse repurchase agreements will not be principal investment strategies of the Fund. The Registrant respectfully submits that no additional disclosure is necessary.

24.	Comment. Please confirm that the Fund will segregate assets in an amount equal to its full notional exposure to credit default swaps.

Response. The Registrant confirms that the Fund will segregate assets in an amount equal to the full notional value of credit default swaps for which it is the seller of protection. With respect to credit default swaps for which the Fund is the buyer of protection, however, the Registrant does not believe that the full notional value of the swap is an accurate measure of the Fund’s obligation under the swap. Accordingly, for credit default swaps which reflect short positions (i.e., those for which the Fund is buying protection), the Fund will segregate assets in an amount equal to its mark-to-market exposure under the swap.

25.

Comment. The final sentence of the “Advisory and Subadvisory Agreements” section states that NGAM Advisors may terminate the Fund’s current subadvisory agreement and enter into an agreement with another subadviser to manage the Fund. Please indicate whether or not the agreement with the new subadviser would be submitted to shareholders for approval.

Response. The Fund intends to comply with the requirements of Section 15(c) of the Investment Company Act of 1940, as modified by any applicable exemptive relief (see, e.g., Investment Company Act Release No. 812-10420 (Aug. 22, 1997)) or applicable regulatory guidance.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Natixis Funds Trust I

cc:	Russell L. Kane, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.